Exhibit 99.1

NuCana Reports Fourth Quarter and Year Ended 2021 Financial Results and Provides Business Update

Optimizes Development Strategy with Study Initiations and Data Announcements Expected throughout 2022

Announces Plan to Initiate Randomized Phase 2 Study for NUC-3373 in Colorectal Cancer

Extends Anticipated Cash Runway into 2025

Edinburgh, United Kingdom, April 27, 2022 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the fourth quarter and year ended December 31, 2021 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of December 31, 2021, NuCana had cash and cash equivalents of £60.3 million compared to £71.0 million at September 30, 2021 and £87.4 million as of December 31, 2020. NuCana continues to advance its clinical programs for its lead ProTides and reported a net loss of £13.6 million for the quarter ended December 31, 2021, as compared to a net loss of £12.3 million for the quarter ended December 31, 2020. Net loss for the year ended December 31, 2021 was £40.5 million, compared to a net loss of £30.7 million for the year ended December 31, 2020. Basic and diluted loss per share was £0.26 for the quarter and £0.78 for the year ended December 31, 2021, as compared to £0.24 per share for the comparable quarter and £0.81 for the year ended December 31, 2020.

“Our ProTide technology has shown the ability to overcome the key limitations of many existing nucleoside analogs, with the potential to provide cancer patients with more effective, safer and convenient treatment options,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Despite the discontinuation of the NuTide:121 study in March 2022, we made significant progress with the other ProTides in our pipeline with positive data announcements throughout 2021 and the beginning of 2022. These data showed our ProTides’ encouraging anti-cancer activity, favorable safety profiles and pharmacokinetic properties. We remain encouraged that these results demonstrate the broad potential of our ProTide technology.”

Mr. Griffith continued: “We are excited to announce a development strategy for NUC-3373 that we believe has been optimized by providing for a randomized, controlled Phase 2 clinical study (NuTide:323) in second-line colorectal cancer patients, with the aim of substantially reducing the expected size and complexity of the planned Phase 3 study. This Phase 2 study, which we expect to initiate in the first half of 2022, is designed to include approximately 165 patients and to investigate weekly and fortnightly dosing schedules of NUC-3373 as part of NUFIRI plus bevacizumab regimens compared to the standard of care, FOLFIRI plus bevacizumab. We believe this study will provide meaningful data in our target population in a shorter time frame and potentially enable a simpler, smaller and more rapid Phase 3 study. Additionally, the data from this Phase 2 study has the potential to become part of our broader regulatory submission package.”

“Given the tremendous potential of NUC-3373 to replace 5-FU across multiple tumor types, we are also looking forward to initiating in the first half of 2022 our Phase 1b / 2 modular study (NuTide:303) of NUC-3373 combined with other agents, including immuno-oncology agents such as PD-1 inhibitors, for the treatment of patients with different types of advanced solid tumors,” added Mr. Griffith. “We anticipate that this study will identify additional indications and treatment combinations for further development.”

Mr. Griffith said: “We are also excited about the development progress of NUC-7738. Earlier this month, we completed the Phase 1 part of the ongoing NuTide:701 study in patients with advanced solid tumors. Based on the strong biological rationale and encouraging efficacy signals observed in the Phase 1 part of the study, we have begun dosing patients with solid tumors in the Phase 2 part of the study. We are initially focusing on NUC-7738 monotherapy, although we also intend to combine NUC-7738 with other anti-cancer agents in the NuTide:701 study.”

Mr. Griffith concluded: “We remain very well capitalized, with an anticipated cash runway into 2025 and the ability to generate multiple important data readouts with both NUC-3373 and NUC-7738. We are looking forward to the remainder of 2022 as we believe it will continue to be an active year of data generation and study initiations across our portfolio.”

Anticipated 2022 Milestones

•	NUC-3373 (a ProTide transformation of 5-FU)

In 2022, NuCana expects to:

•	Initiate a randomized, controlled Phase 2 (NuTide:323) study of NUC-3373 in combination with other agents for the second-line treatment of patients with colorectal cancer;

•	Initiate a Phase 1b / 2 (NuTide:303) modular study of NUC-3373 in combination with other agents in patients with solid tumors to identify additional indications for development;

•

Expand the Phase 1b / 2 (NuTide:302) study of NUC-3373 in combination with other agents to include second-line colorectal cancer patients, as well as evaluate NUC-3373 plus other agents in combination with bevacizumab;

•	Announce data from the Phase 1b / 2 (NuTide:302) study of NUC-3373 combined with leucovorin, irinotecan and bevacizumab in patients with colorectal cancer; and

•	Announce data from the Phase 1b / 2 (NuTide:303) modular study of NUC-3373 in combination with other agents in patients with solid tumors to identify additional indications for development.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In 2022, NuCana expects to:

•	Announce data from the Phase 1 part of the NuTide:701 study of NUC-7738 in patients with solid tumors; and

•	Announce data from the Phase 2 part of the NuTide:701 study of NUC-7738 in patients with solid tumors.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent and is in a Phase 1b/2 study in patients with metastatic colorectal cancer. NUC-7738, is a transformation of a novel anti-cancer nucleoside analog (3’-deoxyadenosine) and is in a Phase 1/2 study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on April 27, 2022, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Condensed Consolidated Statements of Operations

	For the three months ended December 31,		For the year ended December 31,
	2021	2020	2021	2020
	(in thousands, except per share data)
	(unaudited)
	£	£	£	£
Research and development expenses	(10,634)	(7,981)	(36,834)	(25,899)
Administrative expenses	(2,073)	(1,906)	(8,529)	(7,050)
Impairment of intangible assets	(2,809)	—	(2,809)	—
Net foreign exchange (losses) gains	(221)	(4,082)	267	(3,472)

Operating loss	(15,737)	(13,969)	(47,905)	(36,421)
Finance income	22	12	103	246

Loss before tax	(15,715)	(13,957)	(47,802)	(36,175)
Income tax credit	2,071	1,696	7,269	5,493

Loss for the period	(13,644)	(12,261)	(40,533)	(30,682)

Basic and diluted loss per share	(0.26)	(0.24)	(0.78)	(0.81)

Condensed Consolidated Statements of Financial Position at December 31,

	2021	2020
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,410	4,753
Property, plant and equipment	851	1,189
Deferred tax asset	60	44
Other non-current assets	2,540	—

	5,861	5,986
Current assets
Prepayments, accrued income and other receivables	4,161	4,628
Current income tax receivable	7,188	9,822
Cash and cash equivalents	60,264	87,356

	71,613	101,806

Total assets	77,474	107,792

Equity and liabilities
Capital and reserves
Share capital and share premium	143,137	142,937
Other reserves	72,137	66,887
Accumulated deficit	(149,726)	(110,594)

Total equity attributable to equity holders of the Company	65,548	99,230

Non-current liabilities
Provisions	46	46
Lease liabilities	164	367

	210	413
Current liabilities
Trade payables	1,829	2,257
Payroll taxes and social security	170	177
Accrued expenditure	9,510	5,437
Lease liabilities	207	278

	11,716	8,149

Total liabilities	11,926	8,562

Total equity and liabilities	77,474	107,792

Condensed Consolidated Statements of Cash Flows for the year ended December 31,

	2021	2020
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the year	(40,533)	(30,682)
Adjustments for:
Income tax credit	(7,269)	(5,493)
Amortization and depreciation	942	890
Impairment of intangible assets	2,809	—
Finance income	(103)	(246)
Interest expense on lease liabilities	18	26
Share-based payments	6,664	4,305
Net foreign exchange (gains) losses	(335)	3,481

	(37,807)	(27,719)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	473	(9)
Decrease in trade payables	(428)	(155)
Increase in payroll taxes, social security and accrued expenditure	4,050	2,112

Movements in working capital	4,095	1,948

Cash used in operations	(33,712)	(25,771)

Net income tax received	9,888	4,152

Net cash used in operating activities	(23,824)	(21,619)

Cash flows from investing activities
Interest received	101	319
Payments for property, plant and equipment	(64)	(361)
Payments for intangible assets	(1,001)	(1,271)
Payments for other non-current assets	(2,597)	—

Net cash used in investing activities	(3,561)	(1,313)

Cash flows from financing activities
Payments of lease liabilities	(296)	(297)
Proceeds from issue of share capital – exercise of share options	198	15
Proceeds from issue of share capital	—	66,581
Share issue expenses	—	(4,499)

Net cash (used in) from financing activities	(98)	61,800

Net (decrease) increase in cash and cash equivalents	(27,483)	38,868

Cash and cash equivalents at beginning of year	87,356	51,962

Effect of exchange rate changes on cash and cash equivalents	391	(3,474)

Cash and cash equivalents at end of year	60,264	87,356

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com